SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

1 April 2011

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Notification of Change of Interests of Persons Discharging Managerial Responsibility
(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities
BHP Billiton Limited
ABN 49 004 028 077

BHP Billiton Plc
REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities:
Mr J M Yeager

Date of last notice:
8 December 2010

Date issuer informed of transaction:
1 April 2011

Date and place of transaction:
Shareplus employee share plan trust purchased the shares on the Australian Securities Exchange on 11 March 2011. The shares were allocated and the issuer informed on 1 April 2011.

Nature of transaction:
Due to the expiry of the Qualification Period and satisfaction of other conditions under the terms of the all employee share plan Shareplus (2008) the:
•acquisition of 210 Matched Shares ordinary fully paid shares of BHP Billiton Limited (held as 105 BHP Billiton Limited ADRs) (see Part 3), and
•transfer of 210 Acquired Shares ordinary fully paid shares of BHP Billiton Limited (held as 105 BHP Billiton Limited ADRs).

Part 1 – Change of relevant interests in securities

Included in this Part are:
•in the case of a trust, interests in the trust made available by the responsible entity of the trust;
•details of the circumstance giving rise to the relevant interest;
•details and estimated valuation if the consideration is non-cash; and
•changes in the relevant interest of Connected Persons of the director

Direct or indirect interest
Indirect

Nature of indirect interest (including registered holder)
Mr Yeager has an indirect interest in 220* ordinary shares in BHP Billiton Limited (held as 110* BHP Billiton Limited ADRs) held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.
Mr Yeager also holds an indirect interest in 688* ordinary shares in BHP Billiton (held as 344 BHP Billiton Limited ADRs) held by Cede & Company, and they are held on behalf of Mr Yeager as beneficial owner.
*Note – total above includes shares allocated and transferred in this transaction (Matched Shares)

Date of change
1 April 2011

No. of securities held prior to change
698 ordinary shares in BHP Billiton Limited (held as 349 BHP Billiton Limited ADRs)

Class
BHP Billiton Limited ADRs

Number acquired
210 BHP Billiton Limited (105 BHP Billiton Limited ADRs)

Number disposed
nil

Value/Consideration
Nil priced Matched Shares (BHP Billiton Limited)

No. of securities held after change
908 ordinary shares in BHP Billiton Limited (held as 454 BHP Billiton Limited ADRs)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Allocation and transfer of Matching Shares and transfer of Acquired Shares from Computershare Nominees

Any additional information
Mr Yeager has a direct interest in 263,636 ordinary shares in BHP Billiton Limited

There is no change to the above direct holding.

Shareplus is an all-employee share purchase plan. Under the plan, employees contribute monies to purchase shares (Acquired Shares), up to an annual contribution limit of US$5,000 in any Plan year. Shares are purchased on a quarterly basis using the employees’ contributions made each pay period over the preceding 3 months. Any Acquired Shares still held by employees at the end of a 3 year qualification period will be matched by the company on a 1:1 basis.

Part 2 – Change of interests in contracts other than as described in Part 3

Included in this Part are:
•only details of a contract in relation to which the interest has changed; and
•details and estimated valuation if the consideration is non-cash.

Detail of contract
N/A

Nature of interest
N/A

Name of registered holder (if issued securities)
N/A

No. and class of securities to which interest related prior to change
N/A

Interest acquired
N/A

Interest disposed
N/A

Value/Consideration
N/A

Interest after change
N/A

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant
N/A

Period during which or date on which exercisable
N/A

Total amount paid (if any) for the grant
N/A

Description of securities involved:
class; number
N/A

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

Total number of securities over which options or other rights held at the date of this notice

862,702 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

61,319 – maximum number Deferred Shares (ordinary shares of BHP Billiton Limited) under the GIS

       220 – maximum number of Matched Shares (ordinary shares of BHP Billiton Limited, held as 110 Limited ADRs) under Shareplus
_________
924,241 – Total

Any additional information

This notification is in respect of the vested Matched Shares under Shareplus where 210 (105 ADRs) Matched Shares under the 2008 scheme were purchased and transferred (see Part 1).

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities
Libby Joyner – BHP Billiton Limited
Geof Stapledon – BHP Billiton Plc

Contact details

Libby Joyner
Tel:        +61 3 9609 2339
Fax:        +61 3 9609 4372

Geof Stapledon
Tel:        +44 20 7802 4176
Fax:        +44 20 7802 3054

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.